Exhibit 99.1

YM BIOSCIENCES ANNOUNCES FDA LIFTS CLINICAL HOLD ON AEROLEF® AND CLEARANCE OF A PHASE II CLINICAL TRIAL
- Dr. Ali Raza to lead further development of AeroLEF as President of AeroLEF Division -

MISSISSAUGA, Canada - June 19, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that the Clinical Hold imposed by the US Food and Drug Administration (FDA) on the development of YM’s AeroLEF® has been lifted. The lifting of this Hold permits YM to resume the expansion into the US of the Phase II clinical development of AeroLEF.

AeroLEF is being developed as a novel and effective approach to the management of acute pain by delivering a proprietary formulation of inhaled, nebulized, free-and-liposome-encapsulated fentanyl. The free fentanyl results in rapid onset of analgesia while the liposome-encapsulated fentanyl produces the unique extended duration of pain relief. The FDA cleared a Phase II protocol in June 2007 to proceed with AeroLEF’s first trial in the US, however, immediately prior to the End-of-Phase II meeting scheduled and held in January 2008, the FDA imposed a Clinical Hold, now lifted.

YM is also pleased to announce that Dr. Ali Raza has been engaged as President of the AeroLEF Division to lead the product’s further development.  Dr. Raza has held a number of leadership roles in established and development-stage pharmaceutical companies. He led the global development of CRESTOR® (rosuvastatin), a product approved in more than 60 countries and which is competing for market leadership with Lipitor®. Earlier this year he achieved regulatory clearance for and initiated a major Phase III clinical program for a fentanyl product being developed in more than 50 research centers in Europe.

“I am delighted to have joined the AeroLEF team at YM BioSciences and look forward to moving rapidly to the late-stage, international development of this unique product,” said Dr. Raza.

“We welcome Dr. Raza and have high confidence that his breadth of experience in global drug development will significantly reinforce our team’s ability to realize the substantial value of AeroLEF’s unique approach to the treatment of pain. The scientific pedigree and unique advantages of this product have been established and safety and efficacy data have been reported from previous clinical trials, including in three poster presentations at the Annual Meeting of the American Pain Society in May 2008,” said David Allan, Chairman and CEO.  “We also greatly appreciate the timely review by the FDA to our responses and the constructive approach of the Agency.”

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  In addition to AeroLEF, the Company’s other late-stage product, nimotuzumab, is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). It is approved in several countries for treatment of various types of head and neck cancer.

Enquiries:

James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com	Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com

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This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEFTM will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.